

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 21, 2015

<u>**Via E-Mail**</u>
Andrew Hagopian III, Esq.
Senior Vice President, Assistant General Counsel
MGM Resorts International
3600 Las Vegas Boulevard South
Las Vegas, NV 89109

> **Re: MGM Resorts International**
> **Additional Definitive Soliciting Materials**
> **Filed April 20, 2015**
> **File No. 001-10362**

Dear Mr. Hagopian III:

We have reviewed your filing and have the following comment.

<u>**Additional Definitive Soliciting Materials**</u>

1.   Please provide us support for the statements attributed to UBS, Deutsche Bank and Union Gaming on slide 19. Also, please consider including the date of such statements in future soliciting materials.

Please direct any questions to me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny
Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions